# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEIGHBORHOOD INTELLIGENCE, INC., CIK 0001130713
CUSIP: 690370101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 433 W. Ascension Way, 3rd Floor, Murray, Utah (UT), 84123
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001770024

## Reporting persons
- Crossingbridge Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 8,946,692; shared voting power 0; sole dispositive power 8,946,692; shared dispositive power 0; aggregate amount beneficially owned 8,946,692 (8.6% of the class)

## Item 1. Issuer
Name of issuer: NEIGHBORHOOD INTELLIGENCE, INC.
Address of issuer's principal executive offices: 433 W. Ascension Way, 3rd Floor, Murray, UTAH, 84123

## Item 2. Person Filing
Name of person filing: CrossingBridge Advisors, LLC
Address of principal business office or, if none, residence: The address of CrossingBridge is 427 Bedford Road, Suite 220, Pleasantville, NY 10570.
Citizenship: The Reporting Person is organized under the laws of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition:
See row 8 of the cover pages.

Percent of class set forth in row 11 of each cover page is based on the number of shares of common stock outstanding as of October 4, 2026 (98,708,140 shares) as reported by the Issuer in its prospectus supplement filed under Rule 424(b)(5) with the Securities and Exchange Commission on October 6, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of CrossingBridge Advisors, LLC, including investment companies registered under the Investment Company Act of 1940, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. One such investment company, CrossingBridge Low Duration High Income Fund, holds more than 5% of the class. No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Crossingbridge Advisors, LLC: David K. Sherman, Authorized Agent (11/09/2026)